Exhibit 99.1

ASPEN INSURANCE HOLDINGS LIMITED

2013 SHARE INCENTIVE PLAN

1. Purpose of the Plan

The purpose of the Plan is to aid the Company and its Affiliates in recruiting and retaining key employees and to motivate such employees to exert their best efforts on behalf of the Company and its Affiliates by providing incentives through the granting of Awards. The Company expects that it will benefit from the added interest which such key employees will have in the welfare of the Company as a result of their proprietary interest in the Company’s success.

The Plan replaces the Prior Plan for Awards granted on or after the Effective Date. Awards may not be granted under the Prior Plan beginning on the Effective Date, but the adoption and effectiveness of the Plan will not affect the terms or conditions of any awards granted under the Prior Plan prior to the Effective Date. If the Plan is not approved by the Company’s shareholders at the Company’s 2013 Annual General Meeting of Shareholders, then the Plan will be null and void in its entirety and the Prior Plan will remain in full force and effect in accordance with the terms of such plans.

2. Definitions

The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a)	“Act” means the U.S. Securities Exchange Act of 1934, as amended, or any successor thereto.

(b)	“Affiliate” means any entity directly or indirectly controlling, controlled by, or under common control with, the Company or any other entity designated by the Board in which the Company or an Affiliate has an interest.

(c)	“Award” means an Option, Share Appreciation Right, Restricted Share, or Other Share-Based or Cash-Based Award granted pursuant to the Plan.

(d)	“Beneficial Owner” means a “beneficial owner”, as such term is defined in Rule 13d-3 under the Act (or any successor rule thereto) (except that a Person shall be deemed to have “beneficial ownership” of all Shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time).

(e)	“Board” means the Board of Directors of the Company.

(f)	“Change in Control” means the occurrence of any of the following events:

(i) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any Person or Group (other than (x) any subsidiary of the Company or (y) any entity that is a holding company of the Company (other than any holding company which became a holding company in a transaction that resulted in a Change in Control) or any subsidiary of such holding company);

(ii) any Person or Group is or becomes the Beneficial Owner, directly or indirectly, of more than 30% of the combined voting power of the voting shares of the Company (or any entity which is the Beneficial Owner of more than 50% of the combined voting power of the voting shares of the Company), including by way of merger, consolidation, tender or exchange offer or otherwise; excluding, however, the following: (A) any acquisition directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (D) any acquisition by a Person or Group if immediately after such acquisition a Person or Group who is a shareholder of the Company on the Effective Date continues to own voting power of the voting shares of the Company that is greater than the voting power owned by such acquiring Person or Group;

(iii) the consummation of any transaction or series of transactions resulting in a merger, consolidation or amalgamation, in which the Company is involved, other than a merger, consolidation or amalgamation which would result in the shareholders of the Company immediately prior thereto continuing to own (either by remaining outstanding or by being converted into voting securities of the surviving entity), in the same proportion as immediately prior to the transaction(s), more than 50% of the combined voting power of the voting shares of the Company or such surviving entity outstanding immediately after such merger, consolidation or amalgamation; or

(iv) a change in the composition of the Board such that the individuals who, as of the Effective Date, constitute the Board (such Board shall be referred to for purposes of this subsection (iv) as the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that for purposes of this definition, any individual who becomes a member of the Board subsequent to the Effective Date, whose election by the Board, or nomination for election by the Company’s shareholders, was approved by a majority of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; and, provided, further, however, that any such individual whose initial assumption of office occurs as the result of or in connection with either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of an entity other than the Board shall not be so considered as a member of the Incumbent Board.

For purposes of this definition of Change in Control, (i) “subsidiary” shall mean, in respect of any entity, any other entity that is, directly or indirectly, wholly owned by the first entity; and (ii) “holding company” shall mean, in respect of any entity, any other entity that, directly or indirectly, wholly owns such first entity.

(g)	“Code” means the U.S. Internal Revenue Code of 1986, as amended, or any successor thereto.

(h)	“Committee” means the Compensation Committee of the Board or the full Board, as determined by the Board. To the extent the Company is no longer a “foreign private issuer”, as such term is defined in Act Rule 3b-4, and has a class of common equity securities required to be registered under Section 12 of the Act, the Committee shall consist of not less than two directors who each fulfill the “nonemployee director” requirements of Rule 16b-3 under the Act, the independence requirements of the principal exchange or quotation system on which the Shares are listed or quoted, and the “outside director” requirements of Section 162(m).

(i)	“Company” means Aspen Insurance Holdings Limited, a Bermuda corporation, and its successors by operation of law.

(j)	“Effective Date” means the later of (i) the date the Board approves the Plan and (ii) the date the Plan is approved by the Company’s shareholders.

(k)	“Employment” means a Participant’s employment with the Company or any of its Affiliates; provided, however, that unless otherwise determined by the Committee, a change in a Participant’s status from employee to non-employee (other than a director of the Company or an Affiliate) shall constitute a termination of employment hereunder. Unless otherwise determined by the Committee, in the event that a Participant’s employer ceases to be an Affiliate of the Company (by reason of sale, divestiture, spin-off, or other similar transaction), unless a Participant’s employment is transferred to another entity that would constitute an Affiliate of the Company immediately following such transaction, such Participant shall be deemed to have suffered a termination of employment hereunder as of the date of the consummation of such transaction. With respect to any Award subject to Section 409A of the Code (and not exempt therefrom), a Participant’s termination of Employment means a Participant’s “separation from service” (as such term is defined and used in Section 409A of the Code).

(l)	“Fair Market Value” means, on a given date, (i) if there is a public market for the Shares on such date, the closing price of the Shares as reported on such date on the principal national securities exchange on which such Shares are listed or admitted to trading, or if no sale of Shares shall have been reported on such date, then the immediately preceding date on which sales of the Shares have been so reported shall be used, and (ii) if there is not a public market for the Shares on such date, the Fair Market Value shall be the value established by the Committee in good faith and in a manner consistent with Section 409A of the Code.

(m)	“Group” means a “group”, as such term is used for purposes of Section 13(d)(3) or 14(d)(2) of the Act (or any successor section thereto).

(n)	“ISO” means an Option that is granted pursuant to Section 6 that is intended to be an “incentive stock option” within the meaning of Section 422 of the Code.

(o)	“NSO” means an Option that is granted pursuant to Section 6 that is not intended to be an ISO.

(p)	“Option” means a share option granted pursuant to Section 6.

(q)	“Option Price” means the purchase price per Share of an Option, as determined pursuant to Section 6(a).

(r)	“Other Share-Based or Cash-Based Awards” means awards granted pursuant to Section 9.

(s)	“Participant” means an employee of the Company or any of its Affiliates who is selected by the Committee to participate in the Plan.

(t)	“Performance-Based Awards” means certain Other Share-Based or Cash-Based Awards granted pursuant to Section 9(b).

(u)	“Person” means a “person”, as such term is used for purposes of Section 13(d) or 14(d) of the Act (or any successor section thereto).

(v)	“Plan” means the Aspen Insurance Holdings Limited 2013 Share Incentive Plan.

(w)	“Prior Plan” means the Aspen Insurance Holdings Limited 2003 Share Incentive Plan, and all amendments thereto.

(x)	“Restricted Shares” means any Share granted pursuant to Section 8.

(y)	“Section 162(m)” means Section 162(m) of the Code, including any amendments or successor provisions to that section, and any regulations and other administrative guidance thereunder, in each case as they may be from time to time amended or interpreted through further administrative guidance.

(z)	“Shares” means ordinary shares, par value U.S. 0.15144558 cent per share, in the capital of the Company.

(aa)	“Share Appreciation Right” means a share appreciation right granted pursuant to Section 7.

(bb)	“Subsidiary” means a subsidiary corporation, as defined in Section 424(f) of the Code (or any successor section thereto), of the Company.

3. Shares Subject to the Plan

Subject to adjustment pursuant to the provisions of Section 10(a), the total number of Shares that may be issued under the Plan is 2,845,683 Shares, which includes 595,683 Shares available for grant under the Prior Plan as of February 25, 2013. The Shares delivered by the Company pursuant to the Plan may consist, in whole or in part, of unissued Shares or previously issued Shares. The number of Shares that may be issued under the Plan shall be reduced by (i) the gross number of Shares for which Options or Share Appreciation Rights are exercised, regardless of whether any of the Shares underlying such Awards are not actually issued to the Participant as the result of a net settlement and (ii) any Shares withheld to satisfy any tax withholding obligation with respect to any Award. Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

Shares that are subject to Awards (or portions thereof) that are forfeited, are cancelled, expire, terminate or lapse without the payment of consideration may be granted again under the Plan. The maximum aggregate number of Shares that may be issued under the Plan shall be cumulatively increased from time to time by the number of Shares that are subject to awards outstanding pursuant to the Prior Plan as of the Effective Date which, on or after the Effective Date, are forfeited, are cancelled, expire, terminate or lapse without payment of consideration.

4. Administration

(a)	The Plan shall be administered by the Committee. The Committee may, as permitted by applicable laws, delegate to any subcommittees or individuals as determined by and pursuant to such conditions and limitations as the Committee may deem appropriate in its sole discretion any of its authorities and responsibilities (including the power and authority to make awards to individuals who are not “insiders” subject to Section 16(b) of the Act or who are not expected to be “covered employees” within the meaning of Section 162(m)).

(b)	The Committee shall have the full power and authority to make, and establish the terms and conditions of any Award to any person eligible to be a Participant, consistent with the provisions of the Plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). Subject to Section 5(b), Awards may, in the discretion of the Committee, be made under the Plan in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines. The number of Shares underlying such substitute awards shall not be counted against the aggregate number of Shares available for Awards under the Plan.

(c)	The Committee is authorized to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations that it deems necessary or desirable for the administration of the Plan, and may delegate such authority, as it deems appropriate. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, Participants and their beneficiaries or successors).

(d)

As a condition to the delivery of any Shares, cash or other securities or property pursuant to any Award or the lifting or lapse of restrictions on any Award, or in connection with any other event that gives rise to a federal or other governmental tax withholding obligation on the part of the Company relating to an Award, the Committee shall require payment of any amount it may determine to be necessary to withhold for federal, state, local or other taxes as a result of the exercise, grant or vesting of an Award. Unless the Committee specifies otherwise, (i) the Company may deduct or withhold (or cause to be deducted or withheld) from any payment or distribution to a Participant whether or not pursuant to the Plan (including Shares otherwise deliverable), (ii) the Committee will be entitled to require that the Participant remit cash to the Company (through payroll deduction or otherwise) or (iii) the Company may enter into any other suitable arrangements to withhold, in each case in an amount not to exceed in the opinion of the Company the minimum statutory amounts of such taxes required by law to be withheld.

(e)	Each Award granted under the Plan will be evidenced by an Award agreement (which may include an electronic writing to the extent permitted by applicable law) that will contain such provisions and conditions as the Committee deems appropriate. No Award or purported Award shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award agreement, which execution may be evidenced by electronic means. By accepting an Award pursuant to the Plan, a Participant thereby agrees that the Award will be subject to all of the terms and provisions of the Plan and the applicable Award agreement.

(f)	Awards will, to the extent reasonably practicable, be aggregated in order to eliminate any fractional Shares. Fractional Shares may, in the discretion of the Committee, be forfeited or be settled in cash or otherwise as the Committee may determine.

5. Limitations

(a)	No Award may be granted under the Plan after the tenth anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date; provided, however, that no Awards (other than an Option or Share Appreciation Right) that are intended to qualify for the “performance-based compensation” exception under Section 162(m) (including any Performance-Based Awards) shall be granted on or after the first shareholder meeting that occurs in the fifth year following the year in which Company’s shareholders previously approved the performance criteria set forth in Section 9(b)(2) unless the performance criteria are reapproved (or other designated performance criteria are approved) by the Company’s shareholders on or before such shareholder meeting.

(b)	Except as otherwise permitted by Section 10(a), the Company may not, without obtaining shareholder approval: (i) amend the terms of outstanding Options or Share Appreciation Rights to reduce the Option Price or exercise price of such outstanding Options or Share Appreciation Rights; (ii) cancel outstanding Options or Share Appreciation Rights in exchange for Options or Share Appreciation Rights with an Option Price or exercise price that is less than the Option Price or exercise price of the original Options or Share Appreciation Rights; or (iii) cancel outstanding Options or Share Appreciation Rights with an Option Price or exercise price above the current share price in exchange for cash or other securities.

(c)	Notwithstanding any provision of the Plan other than Section 10, the number of Shares under the Plan that may be issued in connection with grants of ISOs shall not exceed 2,845,683 Shares.

(d)	Notwithstanding any other provision of the Plan to the contrary, Restricted Shares and Other Share-Based or Cash-Based Awards (i) that vest on the basis of the Participant’s continued Employment shall be subject to a minimum vesting schedule over a period of at least three years following the date of grant of the Award and (ii) that vest on the basis of the attainment of performance goals shall provide for a minimum period that ends no earlier than the first anniversary of the commencement of the period over which performance is evaluated; provided, however, that the foregoing limitations shall not preclude the acceleration of vesting of any such Award upon the death, disability or retirement of the Participant or upon or following a Change in Control and shall not apply to Awards that are granted in lieu of cash compensation or pursuant to Section 4(b). Notwithstanding the foregoing, Restricted Shares and Other Share-Based or Cash-Based Awards with respect to 10% of the maximum aggregate number of Shares available for the purpose of Awards under the Plan pursuant to Section 3 may be granted under the Plan to any one or more Participants without respect to such minimum vesting provisions.

(e)	Notwithstanding anything to the contrary herein, during any time that the Company is subject to Section 162(m), (i) the maximum number of Shares with respect to which Options, Share Appreciation Rights, Restricted Shares, and Other Share-Based or Cash-Based Awards, in each case and to the extent the Award is intended to qualify for the “performance-based compensation” exception under Section 162(m) that may be granted to any Participant during any 12-month period shall not exceed 500,000 Shares (as adjusted pursuant to the provisions of Section 10(a)) and (ii) the maximum value of the aggregate payment that any Participant may receive with respect to an Award that is denominated in dollars and that is intended to qualify for the “performance-based compensation” exception under Section 162(m) shall not exceed U.S. $10 million for each 12-month period contained in the performance period for such Award.

6. Terms and Conditions of Options

Options granted under the Plan shall be, as determined by the Committee, NSOs or ISOs, as evidenced by the related Award agreements, and shall be subject to the foregoing and the following terms and conditions and to such other terms and conditions, not inconsistent therewith, as the Committee shall determine:

(a)	Option Price. The Option Price per Share shall be determined by the Committee, but shall not be less than 100% of the Fair Market Value of the Shares on the date an Option is granted.

(b)	Exercisability. Options granted under the Plan shall be exercisable at such time and upon such terms and conditions as may be determined by the Committee, but in no event shall an Option be exercisable more than ten years after the date it is granted, except as may be provided pursuant to Section 15.

(c)	Exercise of Options. Except as otherwise provided in the Plan or in an Award agreement, an Option may be exercised for all, or from time to time any part, of the Shares for which it is then exercisable. For purposes of this Section 6, the exercise date of an Option shall be the date a notice of exercise is received by the Company, together with payment (or to the extent permitted by applicable law, provision for payment) of the full purchase price in accordance with Section 6(c). The Option Price for the Shares as to which an Option is exercised shall be paid to the Company, as designated by the Committee, pursuant to one or more of the following methods: (i) in cash or its equivalent (e.g., by check); (ii) in Shares having a Fair Market Value as of the exercise date equal to the aggregate Option Price for the Shares being purchased and satisfying such other requirements as may be imposed by the Committee; (iii) partly in cash and partly in such Shares; or (iv) if there is a public market for the Shares at such time, through the delivery of irrevocable instructions to a broker to sell Shares obtained upon the exercise of the Option and to deliver promptly to the Company an amount out of the proceeds of such sale equal to the aggregate Option Price for the Shares being purchased.

(d)	ISOs. The Committee may grant Options under the Plan that are intended to be ISOs to employees of the Company and its Subsidiaries. Such ISOs shall comply with the requirements of Section 422 of the Code (or any successor section thereto), including without limitation that the Option Price shall not be less than 100% of the Fair Market Value of the Shares on the date the ISO is granted. No ISO may be granted to any Participant who at the time of such grant, owns more than 10% of the total combined voting power of all classes of shares of the Company or of any Subsidiary, unless (i) the Option Price for such ISO is at least 110% of the Fair Market Value of a Share on the date the ISO is granted and (ii) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. To the extent that the aggregate Fair Market Value (determined as of the date the ISO is granted) of the Shares for which ISOs are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and its Subsidiaries) exceeds US $100,000, such excess ISOs shall be treated as NSOs. In addition, if a Participant does not remain employed by the Company or any Subsidiary at all times from the date the ISO is granted until three months prior to the date of exercise thereof (or such other period as required by applicable law), such ISO shall be treated as a NSO. Any Participant who disposes of Shares acquired upon the exercise of an ISO either (i) within two years after the date of grant of such ISO or (ii) within one year after the transfer of such Shares to the Participant, shall notify the Company of such disposition and of the amount realized upon such disposition. All Options granted under the Plan are intended to be NSOs, unless the applicable Award agreement expressly states that the Option is intended to be an ISO. If an Option is intended to be an ISO, and if for any reason such Option (or portion thereof) shall not qualify as an ISO, then, to the extent of such nonqualification, such Option (or portion thereof) shall be regarded as a NSO granted under the Plan; provided that such Option (or portion thereof) otherwise complies with the Plan’s requirements relating to NSOs. In no event shall any member of the Committee, the Company or any of its Affiliates (or their respective employees, officers or directors) have any liability to any Participant (or any other Person) due to the failure of an Option to qualify for any reason as an ISO.

(e)	Attestation. Wherever in the Plan or any agreement evidencing an Award a Participant is permitted to pay the exercise price of an Option or taxes relating to the exercise of an Option by delivering Shares, the Participant may, subject to procedures satisfactory to the Committee, satisfy such delivery requirement by presenting proof of beneficial ownership of such Shares, in which case the Company shall treat the Option Price as satisfied without further payment and/or shall withhold such number of Shares from the Shares acquired by the exercise of the Option, as appropriate.

7. Terms and Conditions of Share Appreciation Rights

(a)	Grants. Share Appreciation Rights shall be subject to the following terms and conditions and to such other terms and conditions, not inconsistent therewith, as the Committee shall determine.

(b)

Terms. The exercise price per Share of a Share Appreciation Right shall be an amount determined by the Committee but in no event shall such amount be less than the Fair Market Value of a Share on the date the Share Appreciation Right is granted, except that, notwithstanding the foregoing, in the case of a Share Appreciation Right granted in conjunction with an Option, or a portion thereof, the exercise price may not be less than the Option Price of the related Option. Each Share Appreciation Right granted independent of an Option shall entitle a Participant upon exercise to an amount equal to (i) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the exercise price per Share, times (ii) the number of Shares covered by the Share Appreciation Right, or portion thereof, which is exercised. Each Share Appreciation Right granted in conjunction with an Option, or a portion thereof, shall entitle a Participant to surrender to the Company the unexercised Option, or any portion thereof, and to receive from the Company in exchange therefor an amount equal to (i) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the Option Price per Share, times (ii) the number of Shares covered by the Option, or portion thereof, which is surrendered. Payment shall be made in Shares or in cash, or partly in Shares and partly in cash (any such Shares valued at such Fair Market Value), all as shall be determined by the Committee. Share Appreciation Rights may be exercised from time to time upon actual receipt by the Company of written notice of exercise stating the number of Shares with respect to which the Share Appreciation Right is being exercised. The date a notice of exercise is received by the Company shall be the exercise date.

(c)	Limitations. The Committee may impose, in its discretion, such conditions upon the exercisability or transferability of Share Appreciation Rights as it may deem fit.

8. Restricted Shares

(a)	Grant. Subject to the provisions of the Plan, the Committee shall determine the number of Restricted Shares to be granted to each Participant, the duration of the period during which, and the conditions, if any, under which, the Restricted Shares may be forfeited to the Company, and the other terms and conditions of such Awards.

(b)	Transfer Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered, except as provided in the Plan or the applicable Award agreement. Certificates issued in respect of Restricted Shares shall be registered in the name of the Participant and deposited by such Participant, together with a stock power endorsed in blank, with the Company. After the lapse of the restrictions applicable to such Restricted Shares, the Company shall deliver such certificates to the Participant or the Participant’s legal representative.

(c)	Voting Rights. Unless otherwise determined by the Committee and set forth in the applicable Award agreement, to the extent permitted or required by applicable law, Participants holding Restricted Shares granted hereunder may exercise full voting rights with respect to those Shares during the period in which the Restricted Shares are subject to forfeiture to the Company.

(d)	Dividends. Dividends paid on any Restricted Shares may be paid directly to the Participant, withheld by the Company subject to vesting of the Restricted Shares pursuant to the terms of the applicable Award agreement, or may be reinvested in additional Restricted Shares, as determined by the Committee in its sole discretion.

(e)	Performance-Based Grants. Notwithstanding anything to the contrary herein, Restricted Shares granted under this Section 8 may, at the discretion of the Committee, be granted in a manner intended to qualify the Award for the “performance-based compensation” exception under Section 162(m). In such event, the Committee shall follow procedures substantially equivalent to those set forth in Section 9(b).

9. Other Share-Based or Cash-Based Awards

(a)	Generally. The Committee, in its sole discretion, may grant other types of equity-based or cash-based Awards (including the grant or offer for sale of unrestricted Shares and Awards that are valued in whole or in part by reference to, or are otherwise based on, the Fair Market Value of Shares). Such Other Share-Based or Cash-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive, or vest with respect to, one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance criteria. Other Share-Based or Cash-Based Awards may be granted alone or in addition to any other Awards granted under the Plan. Subject to the provisions of the Plan, the Committee shall determine the number of Shares to be awarded under (or otherwise related to) such Other Share-Based or Cash-Based Awards; whether such Other Share-Based or Cash-Based Awards shall be settled in cash, Shares or a combination of cash and Shares; and all other terms and conditions of such Awards (including, without limitation, the vesting provisions thereof and provisions ensuring that all Shares so awarded and issued shall be fully paid and non-assessable).

(b)	Performance-Based Awards. Notwithstanding anything to the contrary herein, Other Share-Based or Cash-Based Awards may, at the discretion of the Committee, be granted in a manner which is intended to qualify the Award for the “performance-based compensation” exception under Section 162(m). In such event, the Committee shall follow the following procedures:

(1)	Establishment of the Performance Period, Performance Goals and Formula. A Participant’s Performance-Based Award shall be determined based on the attainment of written objective performance goals approved by the Committee for a performance period established by the Committee (i) while the outcome for that performance period is substantially uncertain and (ii) no more than 90 days after the commencement of the performance period to which the performance goal relates or, if less, the number of days which is equal to 25% of the relevant performance period. At the same time as the performance goals are established, the Committee will prescribe a formula to determine the amount of the Performance-Based Award that may be payable based upon the level of attainment of the performance goals during the performance period.

(2)	Performance Criteria. The performance goals shall be based on one or more of the following performance criteria (either separately or in combination) with regard to the Company (or a subsidiary, division, other operational unit or administrative department of the Company): (i) the attainment of certain levels of, or a specified increase in, enterprise value or value creation targets; (ii) the attainment of certain levels of, or a percentage increase in revenue; (iii) the attainment of certain levels of, or a percentage increase in after-tax or pre-tax profits (including net operating profit after taxes); operating income, or net income, including without limitation that attributable to continuing and/or other operations; (iv) the attainment of certain levels of, or a specified increase in, operational cash flow or earnings before income tax or other exclusions (including free cash flow, cash flow per share or earnings before interest, taxes, depreciation and amortization); (v) the attainment of a certain level of reduction of, or other specified objectives with regard to limiting the level of increase in, all or a portion of the Company’s bank debt or other long-term or short-term public or private debt or other similar financial obligations of the Company, which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the Committee; (vi) the attainment of certain levels of, or a specified percentage increase in, earnings per share, earnings per diluted share, earnings per share from continuing operations or book value per Share; (vii) the attainment of certain levels of, or a specified percentage decrease in, combined ratios; (viii) the attainment of certain levels of, or a specified increase in, return on capital employed (including, without limitation, return on invested capital or return on committed capital) or return on assets; (ix) the attainment of certain levels of, or a percentage increase in, return on shareholder equity (including on an operating or net income basis); (x) the attainment of certain levels of, or a percentage increase in, market share; (xi) the attainment of certain levels of, or a percentage increase in, the fair market value of the Shares; (xii) the growth in the value of an investment in Shares assuming the reinvestment of dividends; or (xiii) the attainment of certain levels of, or a specified increase in, economic value added targets based on a cash flow return on investment formula. The aforementioned performance criteria may be combined with cost of capital, assets, invested capital and shareholder equity to form an appropriate measure of performance.

Except as otherwise expressly provided, all financial terms are used as defined under U.S. Generally Accepted Accounting Principles (“GAAP”) and all determinations shall be made in accordance with GAAP, as applied by the Company in the preparation of its periodic reports to shareholders.

In addition, the performance goals may be based upon the attainment of specified levels of the Company (or subsidiary, division, other operational unit or administrative department of the Company) performance under one or more of the measures described above relative to the performance of other corporations or the historic performance of the Company. To the extent permitted under Section 162(m) (including, without limitation, compliance with any requirements for shareholder approval), the Committee may: (i) designate additional performance criteria on which the performance goals may be based or (ii) provide for objectively determinable adjustments, modifications or amendments, as determined in accordance with GAAP, to any of the performance criteria described above for one or more of the items of gain, loss, profit or expense: (A) determined to be extraordinary or unusual in nature or infrequent in occurrence, (B) related to the disposal of a segment of a business, (C) related to a change in accounting principle under GAAP, (D) related to discontinued operations that do not qualify as a segment of business under GAAP, and (E) attributable to the business operations of any entity acquired by the Company during the fiscal year.

(3)

Certification of Performance Goals. Following the completion of each performance period, the Committee shall have the sole discretion to determine whether the applicable performance goals have been met with respect to a given Participant and, if they have, shall so certify and ascertain the amount of the applicable Performance-Based Award. No Performance-Based Awards will be paid for such performance period until such certification is made by the Committee. The amount of the Performance-Based Award actually paid to a given Participant may be less (but not more than) than the amount determined by the applicable performance goal formula, at the discretion of the Committee. The amount of the Performance-Based Award determined by the Committee for a performance period shall be paid to the Participant at such time as determined by the Committee in its sole discretion after the end of such performance period.

10. Adjustments Upon Certain Events

Notwithstanding any other provisions in the Plan to the contrary, the following provisions shall apply to all Awards granted under the Plan:

(a)	Generally. In the event of any change in the outstanding Shares after the Effective Date by reason of any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination, reclassification or exchange of Shares or other corporate exchange, or any distribution to shareholders of Shares, other than regular cash dividends, or any change in the corporate structure similar to the foregoing, the Committee shall make such substitutions or adjustments as it deems to be equitable, in its sole discretion, and necessary to preserve the benefits or potential benefits intended to be made available under the Plan as to (i) the number or kind of Shares or other securities issued or reserved for issuance pursuant to the Plan or pursuant to outstanding Awards, (ii) the maximum number of Shares for which Awards may be granted pursuant to Section 5, (iii) the Option Price or exercise price of any Share Appreciation Right, and/or (iv) any other affected terms of such Awards; provided that no such adjustment shall be made if or to the extent that it would cause an outstanding Award to cease to be exempt from, or to fail to comply with, Section 409A of the Code.

(b)	Change in Control.

(i) In the event of a Change in Control, the Committee may, but shall not be obligated to, (A) accelerate, vest or cause the restrictions to lapse with respect to, all or any portion of an Award, (B) cancel Awards for fair value (as determined in the sole discretion of the Committee) which, in the case of Options and Share Appreciation Rights, may equal, but in any event shall not be less than, the excess, if any, of value of the consideration to be paid in the Change in Control transaction to holders of the same number of Shares subject to such Options or Share Appreciation Rights (or, if no consideration is paid in any such transaction, the Fair Market Value of the Shares subject to such Options or Share Appreciation Rights) over the aggregate exercise price of such Options or Share Appreciation Rights, (C) provide for the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder as determined by the Committee in its sole discretion, or (D) provide that for a period of at least 15 days prior to the Change in Control, Options or Share Appreciation Rights that would not otherwise become exercisable prior to the Change in Control shall be exercisable as to all Shares subject thereto (but that any such exercise will be contingent upon and subject to the occurrence of the Change in Control and if the Change in Control does not take place within a specified period after giving such notice for any reason whatsoever, the exercise will be null and void) and that any Options or Share Appreciation Rights not exercised prior to the consummation of the Change in Control shall terminate and be of no further force and effect as of the consummation of the Change in Control. For the avoidance of doubt, in the event of a Change in Control, the Committee may, in its sole discretion, terminate any Option or Share Appreciation Right for which the Option Price or exercise price is equal to or exceeds the per share value of the consideration to be paid in the Change in Control transaction (or, if no consideration is paid in the Change in Control, the Fair Market Value of the Shares subject to such Options or Share Appreciation Rights) without payment of consideration therefor.

(ii) Notwithstanding the provisions of Section 10(b)(i), (A) in the event of a Change in Control, no payment shall be accelerated for any Award which constitutes “deferred compensation” under Section 409A of the Code unless such Change in Control is a “change in control event” as defined in Section 1.409A-3(i)(5) of the United States Treasury Department Regulations and (B) to the extent that a Change in Control does constitute a “change in control event” as defined in Section 1.409A-3(i)(5) of the United States Treasury Department Regulations, then, with respect to any Award which would be considered “deferred compensation” under Section 409A of the Code on the date of such Change in Control, the restrictions and other conditions applicable to any such Award shall lapse, and such Award shall become vested, payable in full and immediately settled and distributed.

11. No Right to Employment or Awards

The granting of an Award under the Plan shall impose no obligation on the Company or any Affiliate to continue the Employment of a Participant and shall not lessen or affect the Company’s or Affiliate’s right to terminate the Employment of such Participant. No Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants, or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated).

12. Successors and Assigns

The Plan shall be binding on all successors and assigns of the Company and a Participant, including without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

13. Nontransferability of Awards

Unless otherwise determined by the Committee, an Award shall not be transferable or assignable by the Participant otherwise than by will or by the laws of descent and distribution. An Award exercisable after the death of a Participant may be exercised by the legatees, personal representatives or distributees of the Participant.

14. Amendments or Termination

The Board or the Committee may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made (a) without the approval of the shareholders of the Company to the extent necessary to comply with any applicable laws, regulations or rules, including the rules of a securities exchange or self-regulatory agency, including if such action would (except as is provided in Section 10 of the Plan) increase the total number of Shares reserved for the purposes of the Plan, (b) without the consent of a Participant, if such action would diminish any of the rights of the Participant under any Award theretofore granted to such Participant under the Plan or (c) without the approval of the shareholders of the Company, to Section 5(b), relating to repricing of Options or Share Appreciation Rights, to permit such repricing.

15. Conflicts of Law

The Committee may, in its sole discretion, amend the terms of the Plan or Awards in order to comply with United States Federal law or the rules of any securities exchange in the United States.

16. Other Benefit Plans

All Awards shall constitute a special incentive payment to the Participant and shall not be taken into account in computing the amount of salary or compensation of the Participant for the purpose of determining any benefits under any pension, retirement, profit-sharing, bonus, life insurance or other benefit plan of the Company or under any agreement between the Company and the Participant, unless such plan or agreement specifically provides otherwise.

17. Choice of Law

The Plan shall be governed by and construed in accordance with the laws of Bermuda, without regard to conflicts of laws principles.

18. Arbitration

In the event of any controversy between a Participant and the Company arising out of, or relating to, the Plan or an Award granted hereunder which cannot be settled amicably by the parties, such controversy shall be finally, exclusively and conclusively settled by mandatory arbitration conducted expeditiously in accordance with the American Arbitration Association rules, by a single independent arbitrator. If the parties are unable to agree on the selection of an arbitrator, then either the Participant or the Company may petition the American Arbitration Association for the appointment of the arbitrator, which appointment shall be made within ten (10) days of the petition therefor. Either party to the dispute may institute such arbitration proceeding by giving written notice to the other party. A hearing shall be held by the arbitrator in New York, London or Bermuda as agreed by the parties (or, failing such agreement, in Bermuda) within thirty (30) days of his or her appointment. The decision of the arbitrator shall be final and binding upon the parties and shall be rendered pursuant to a written decision that contains a detailed recital of the arbitrator’s reasoning. Judgment upon the award rendered may be entered in any court having jurisdiction thereof.

19. Section 409A Compliance

The provisions of the Plan and any Awards made herein that are intended to be “deferred compensation” subject to Section 409A of the Code are intended to comply with, and should be interpreted, administered, and construed consistent with the requirements of Section 409A of the Code, and any related regulations or other effective guidance promulgated thereunder by the United States Department of the Treasury or the Internal Revenue Service, and all Awards made under the Plan that are intended to be exempt from Section 409A of the Code shall be interpreted, administered and construed to comply with and preserve such exemption.

20. Miscellaneous

(a)	No Participant (or other person having rights pursuant to an Award) will have any of the rights of a shareholder of the Company with respect to Shares subject to an Award until the delivery of such Shares. Except as otherwise provided in Section 10(a), no adjustments will be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, Shares, other securities or other property) for which the record date is before the date the Shares are delivered.

(b)	Clawback/Recoupment Policy. Notwithstanding anything contained herein to the contrary, all Awards granted under the Plan shall be and remain subject to any incentive compensation clawback or recoupment policy currently in effect or as may be adopted by the Board and, in each case, as may be amended from time to time. No such policy adoption or amendment shall in any event require the prior consent of any Participant.

(c)	Data Privacy. As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this section by and among, as applicable, the Company and its Affiliates for the exclusive purpose of implementing, administering, and managing the Plan and Awards and the Participant’s participation in the Plan. In furtherance of such implementation, administration, and management, the Company and its Affiliates may hold certain personal information about a Participant, including, but not limited to, the Participant’s name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its Affiliates, and details of all Awards (the “Data”). In addition to transferring the Data amongst themselves as necessary for the purpose of implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan, the Company and its Affiliates may each transfer the Data to any third parties assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan. Recipients of the Data may be located in the Participant’s country or elsewhere, and the Participant’s country and any given recipient’s country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Plan and Awards and the Participant’s participation in the Plan. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel the Participant’s eligibility to participate in the Plan, and in the Committee’s discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

(d)	Participants Outside of the United States. The Committee may modify the terms of any Award under the Plan made to or held by a Participant who is then a resident, or is primarily employed or providing services, outside of the United States in any manner deemed by the Committee to be necessary or appropriate in order that such Award shall conform to laws, regulations, and customs of the country in which the Participant is then a resident or primarily employed or providing services, or so that the value and other benefits of the Award to the Participant, as affected by non–United States tax laws and other restrictions applicable as a result of the Participant’s residence, employment, or providing services abroad, shall be comparable to the value of such Award to a Participant who is a resident, or is primarily employed or providing services, in the United States. An Award may be modified under this Section 20(d) in a manner that is inconsistent with the express terms of the Plan, so long as such modifications will not contravene any applicable law or regulation or result in actual liability under Section 16(b) of the Exchange Act for the Participant whose Award is modified. Additionally, the Committee may adopt such procedures and sub-plans as are necessary or appropriate to permit individuals eligible to participate in the Plan who are non–United States nationals or are primarily employed or providing services outside the United States to participate in the Plan.

(e)

No Liability of Committee Members. Neither any member of the Committee nor any of the Committee’s permitted delegates shall be liable personally by reason of any contract or other instrument executed by such member or on his behalf in his capacity as a member of the Committee or for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer, or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against all costs and expenses (including counsel fees) and liabilities (including sums paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such person’s own fraud or willful misconduct; provided, however, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s certificate or articles of incorporation or bylaws, each as may be amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

21. Effectiveness of the Plan

The Plan shall be effective as of the Effective Date.